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                                                                     Exhibit 2.9

                                                March 8, 2002

Regina McClusky
Wells Fargo Credit, Inc.
119 West 40th Street
New York, New York 10018

Re: Proposal Terms for the Purchase of Certain Assets of Eden Health Employment Services, Inc. in Union City, New Jersey.

Dear Regina:

This letter confirms Stratus Services Group, Inc.'s proposal to purchase certain of the assets of the branch of Eden Health Employment Services, Inc. ("Health"), previously operated in Union City, New Jersey (the "Branch") on the following terms and conditions.

We understand that Wells Fargo Credit, Inc. ("Wells Fargo") has taken peaceful possession of all of the assets of Health. Subject to the terms and conditions of this letter, Wells Fargo will deliver a Secured Party Bill of Sale to Stratus Services Group, Inc. and transfer to Stratus Services Group, Inc. effective as of Monday, March 4, 2002, all of the Company's rights, title and interest in and to the assets specified therein ("Sale Assets") free and clear of any liens of Wells Fargo and any lien subordinated thereto on such other terms and conditions as shall be contained therein. A copy of such Bill of Sale is annexed hereto as Exhibit A.

The purchase price for the Sale shall be a royalty payable with respect to thirty (30) months, commencing on or about April 20, 2002 and thereafter monthly by the 20th day of each month with respect to the immediately preceding month then ended. The monthly royalty sales to Eden Clients shall be an amount equal to 18% of the gross profit derived from sales/placements during the applicable month to companies on the client list of the Branch on or prior to March 4, 2002. ("Eden Clients") thereafter on. (The payment on April 20, 2002 will reflect sales collected during March. The May 20th payment will reflect sales during April.) Gross profit shall mean an amount equal to (A) total payable for such month minus (B) payroll, taxes, workers compensation, and driver expenses for such month.

Any invoice billed for sales of the Branch prior to March 4, 2002 shall be the property of Wells Fargo. Any invoices billed on or after March 4, 2002 shall be the property of Stratus Services Group, Inc. Both parties agree to a weekly adjustment of funds collected belonging to the other party by wire transfer when possible, or check. It is further agreed that any collections received by Stratus Services Group, Inc. from any Eden client that do not identify an invoice payable to Stratus will be remitted to Wells Fargo for application to outstanding invoices of such Eden Client.

                                           Stratus Services Group, Inc.

                                           By:/s/Michael A. Maltzman
                                           Executive Vice President/CFO
Accepted and Agreed as of the
8th day of March 2002

Wells Fargo Credit, Inc.

By:/s/Regina McCluskey, AVP